EXIDE TECHNOLOGIES
13000 Deerfield Parkway, Building 200
Milton, Georgia 30004
June 6, 2011
BY EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Exide Technologies 8⅝% Senior Secured Notes due 2018 Registration Statement on Form S-4
Ladies and Gentlemen:
     On the date hereof, Exide Technologies (the “Registrant”) filed with the Securities and Exchange Commission (the “Commission”) a Registration Statement on Form S-4 relating to the offer to exchange (the “Exchange Offer”) $675,000,000 aggregate principal amount of the Registrant’s 8⅝% Senior Secured Notes due 2018 (the “Exchange Notes”) for an equal principal amount of the Registrant’s 8⅝% Senior Secured Notes due 2018, which were issued on January 25, 2011.
     The Registrant is registering the Exchange Offer in reliance on the Commission staff’s position enunciated in the letters issued to Exxon Capital Holdings Corporation (available May 13, 1988), Morgan Stanley & Co. Incorporated (available June 5, 1991), K-III Communications Corporation (available May 14, 1993) and Shearman & Sterling (available July 2, 1993). In accordance with the Commission staff’s position set forth in those letters, the Registrant makes the following representations to the Commission:
1.	The Registrant has not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offer and, to the best of the Registrant’s information and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding to participate in the distribution of the Exchange Notes to be received in the Exchange Offer.

2.	The Registrant will make each participant in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if such person is using the Exchange Offer to participate in the distribution of the Exchange Notes to be acquired in the Exchange Offer, such person (a) cannot rely on the Commission staff’s position enunciated in Exxon Capital Holdings Corporation or similar letters and (b) must comply with the registration and prospectus delivery requirements of the Securities Act of 1933, as

Securities and Exchange Commission

amended (the “Securities Act”), in connection with a secondary resale transaction. The Registrant acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling stockholder information required by Item 507 of Regulation S-K promulgated under the Securities Act.

3.	The Registrant will make each participant in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that (a) any broker-dealer holding existing securities acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Securities in exchange for such existing securities pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act as described in (2) above in connection with any resale of such Exchange Securities; and (b) by executing the letter of transmittal or similar documentation, any such broker-dealer represents that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Securities received in respect of such existing securities pursuant to the Exchange Offer. The Registrant will include in the letter of transmittal or similar documentation a statement to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.
     The Registrant will include, in the transmittal letter or similar documentation to be executed by the exchange offeree in order to participate in the Exchange Offer, representations to the effect that (a) the exchange offeree is acquiring the Exchange Notes in its ordinary course of business; (b) by accepting the Exchange Offer, the exchange offeree represents that it is not engaged in, does not intend to engage in and has no arrangement or understanding with any person to participate in a distribution of the Exchange Notes; and (c) the offeree is not an “affiliate” of the Registrant within the meaning of Rule 405 under the Securities Act.

Very truly yours, EXIDE TECHNOLOGIES
By:	/s/ Brad S. Kalter
Brad S. Kalter
Vice President, Deputy General Counsel and Corporate Secretary

cc:	Timothy J. Melton Joel T. May